ANNUAL REPORT

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

2006

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ANNUAL REPORT 2006

1.	DESCRIPTION OF BUSINESS

5.	MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

9.	AUDITOR REPORT

10.	CONSOLIDATED BALANCE SHEETS

11.	CONSOLIDATED STATEMENT OF LOSS

12.	CONSOLIDATED STATEMENTS OF CASH FLOWS

13.	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.	OFFICERS AND DIRECTORS

31.	CORPORATE INFORMATION

Description of Business

The following discussion should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Annual Report. In addition, the Company desires to take advantage of certain provisions of the Private Securities Litigation reform Act of 1995 that provide a safe harbor for forward-looking statements made by or on behalf of the Company. Except for the historical information contained herein, the matters discussed herein are forward-looking statements, the accuracy of which is necessarily subject to risk and uncertainties. Specially, the company wishes to alert readers that the aforementioned factors as well as the risk factors and other cautionary statements as set forth in the Company’s various filing with the Securities and Exchange Commission, in the past have affected and in the future could affect the Company’s actual results, and could cause the Company’s results for future periods to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

OVERVIEW

     Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is a leader in a niche area of biomass-to-liquid fuel conversion which is dominated by ethanol producers. The Company’s principal business is the development and commercialization of its technology called “Fast Pyrolysis”. Fast Pyrolysis is a process that rapidly heats biomass in the absence of oxygen to produce a liquid fuel (“BioOil”). BioOil is a clean, renewable fuel which can replace, providing the equipment is suitably modified, natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in certain industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to generate significant amounts of energy, in the form of BioOil fuels, based upon utilization of relatively abundant and inexpensive biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations often entailing significant downtime.

     Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste by-products.

     The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

     The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company’s current name.

     As at December 31, 2006, the Company had five wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada in 2000; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A in 1990.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina in 2006; First Resources Corporation, incorporated under the laws of British Columbia, Canada in 2006. In addition, the Company maintains an 80% ownership interest in Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom in 1996 and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada in 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

     The Company also holds a 51% interest of Dynamotive Biomass Resource Corporation, incorporated in Canada in 2006, which the Company has determined to be a variable interest entity.

     In this report, unless the context otherwise requires, the terms the “Company” and “Dynamotive” refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

     The principal executive office of the Company is Suite 230 -1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

ACTIVITIES

     Dynamotive’s primary focus is to commercialize its patented BioOil production technology and establish this technology as the worldwide industry standard for production of BioOil as a clean, renewable fuel utilizing biomass feedstocks. To support this goal, the Company plans over the next year to develop full commercial scale BioOil production facilities in conjunction with its alliance partners and then expand upon its existing marketing efforts to generate new licensees throughout Canada, Europe, the USA, Asia and Latin America.

     The Company is currently commercializing its Fast Pyrolysis biomass-to-energy technology that converts low or zero cost forest and agricultural biomass residues into liquid BioOil that is then used as a “green” renewable fuel alternative for power generation, industrial use or as the raw material for a range of derivative products. In 2005 the Company completed construction of its first 100 tpd commercial scale plant (currently being upgraded and expanded to 130 tpd capacity), located adjacent to the Erie Flooring and Wood Products manufacturing plant in West Lorne, Ontario,

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DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

Description of Business Continued

Canada. In addition, the Company is currently completing construction of a 200 tpd plant in Guelph, Ontario, Canada which is expected to enter operation in the second quarter of 2007.

CORE TECHNOLOGIES

     Initial applications for BioOil are targeted for generating heat, power and mechanical energy in industrial boilers, gas turbines and stationary reciprocating engines. The char can also be used as a fuel or as a feedstock for the production of charcoal briquettes, in its raw form as a coal or coke alternative; or in other potential value added applications including activated carbon for use in the water and wine industries and carbon black for domestic and industrial uses. The char can also be added back into the BioOil to produce an “Intermediate” grade BioOil with higher energy content. The non-condensable gases are re-cycled in the Fast Pyrolysis process and provide the majority of the energy required for the process.

     Dynamotive has six phases to its commercialization program as shown below:

Phase 1: Bench scale, “proof of concept” was completed by Resource Transforms International, Ltd. (RTI) in 1996. Dynamotive licensed the Fast Pyrolysis technology in 1997 and purchased the exclusive worldwide rights to the technology from RTI in 2000.

Phase 2: In 1997, Dynamotive built a 0.5 tonnes per day (tpd) prototype plant in Vancouver, BC, which was upgraded in 1998 to a capacity of 2 tpd. This plant has operated for over 3,000 hours. In 1999, Stone & Webster Engineering, a major US based power engineering company, completed technical due diligence and concluded that the process was “reliable and scaleable”.

Phase 3: In 2001, Dynamotive entered into a strategic alliance with Tecna S.A. of Argentina to develop commercial energy systems based on Dynamotive’s pyrolysis technology in Latin America and other markets on a non-exclusive basis. Tecna would also collaborate with Dynamotive to provide technical design and optimization input on Dynamotive’s BioOil production technology. Tecna has provided valuable technical support, engineering and consulting services to validate the basic engineering and operation of the BioOil technology and to evaluate and quantify the potential for improvements to the efficiency of the BioOil technology. This work has been on going since and resulted in confirmation of the basic BioOil designs and process efficiencies, development of process designs and equipment specification and design details that are being incorporated into the current BioOil plant designs.

Phase 4: Dynamotive completed commissioning of a new 10 tpd pilot plant in March 2001 which was de-commissioned in December 2002. The plant was built to industrial specifications complete with a state-of-the-art distributed control system (DCS). The plant had a production capacity of 6,000 litres of BioOil per day and achieved or exceeded this capacity output for more or less continuous periods of up to 10 days at a time. The plant has exceeded design parameters operating on a continuous basis at 50% above its nominal design capacity.

Phase 5: Following the 10 tpd pilot, Dynamotive began construction of a 100 tpd commercial scale plant, with initial commissioning in 2005. This plant processes wood residues and is designed for continuous 24-hour production at commercial scale although this capacity has only been achieved for short periods of time since commissioning. This project is also intended to demonstrate continuous operation of end use applications (boilers/kilns and gas turbines). The principal goal of the commercial demonstration project is to demonstrate the economics of the process, and to secure future engineering, procurement and construction (EPC) commitments from the Company’s current partners and potential future service and equipment providers. Ultimately, the Company expects these EPC commitments to facilitate lending commitments to execute on BioOil project developments as part of the Company’s final commercialization phase.

     During the period January 1 to December 31, 2006, the plant was either producing or available (e.g. reactor warm) for 135 days. During this period, the West Lorne plant produced BioOil and Char for a number of purposes including BioOil shipments to the US of $123,954 and deliveries of electricity to the grid of $30,966; successful commercial scale fuel demonstrations in a number of industries within Canada; running of the turbine; providing BioOil for business development and research initiatives in North America and Europe (including emulsification development); and providing a commercial scale platform for the Company in its evaluation of design and process improvements for its 200tpd unit now completing construction in Guelph.

     In December 2006, the Company began an upgrade and expansion of the West Lorne plant that will increase its capacity to 130 tonnes per day. It is expected to re-enter operations in Q3, 2007.

     The West Lorne facility has provided Dynamotive with a showcase of its commercial BioOil technology to many interested companies and government institutions and has been fundamental in the Company’s successes in sale of plant and master licenses previously disclosed and those currently in negotiation.

Phases 6/7: With completion of the West Lorne 100 tpd plant, Dynamotive and partners are working to develop multiple commercial plants at the 200 tpd scale and larger and to bring the costs of the plants down significantly. The Company is currently near completion of its first 200 tpd plant, located in Guelph, Ontario, Canada. The Company is presently seeking to secure rights to multiple ‘high disposal cost’ biomass waste streams around the world, in order to accelerate its commercial efforts. The Company believes that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its Fast Pyrolysis technology.

     By virtue of being derived from biomass residues, all BioOil fuels are considered to be carbon dioxide and greenhouse gas neutral. When combusted, they produce no sulfur dioxide and significantly reduced nitrogen oxide emissions compared with hydrocarbon fuels, therefore having significant environmental advantages over these fuels with respect to atmospheric pollution.

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DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

Description of Business Continued

BIOOIL PRODUCTION PROCESS

     BioOil is produced using a patented fast pyrolysis process trade named Fast Pyrolysis that converts forest and agricultural biomass residues such as sawdust, sugar cane bagasse, rice husks and wheat straw amongst others into commercial fuels (BioOil, char and non-condensable gases). The process was developed by RTI.

     In 1996, the Company obtained the exclusive worldwide rights from RTI for air emissions control products from this technology. In 1998, this exclusive arrangement with RTI was expanded to include the Fast Pyrolysis process and virtually any new products derived from BioOil including fuels and slow release fertilizers. In February 2000, the Company acquired the patent to this technology from RTI and entered into a research agreement with RTI on biofuels and BioOil derivative products. The research agreement has terminated and the patents are owned royalty-free.

     In the fast pyrolysis reactor, biomass waste materials are rapidly heated in the absence of oxygen. The rapidly vaporized volatiles are then quickly condensed, forming a liquid fuel referred to as BioOil, solid char and non-condensable gases. Depending upon the feedstock used (many different sources of feedstock have been bench tested thus far), the process typically produces 60-75 tons of BioOil, 15-25 tons of char and approximately 15 tons of non-condensable gases from 100 tons of biomass residues. The Company believes that the overall simplicity of the Fast pyrolysis process and the fact that all the major equipment is already well proven in existing related industrial applications gives the Company’s BioOil technology competitive advantages over other pyrolysis conversion technologies such as lower capital and operating costs, higher product yields, a significantly higher quality BioOil and the flexibility to process a wide variety of feedstocks.

     The Company began producing batch quantities of BioOil in 1997 in its 0.5 tpd Fast Pyrolysis pilot plant located at the Company’s research and development facility in Vancouver BC. By the end of 1998, the BioOil Technology Group had upgraded, commissioned and operated the plant to a capacity of two tpd on a continuous basis. In 1999, further changes were made to the feed system, Fast Pyrolysis reactor, cyclone, and instrumentation and control systems to provide increased stable operation. Once these changes were made, the Fast Pyrolysis was re-commissioned and produced BioOil of sufficiently high quality to meet fuel specification requirements as defined by our engine testing partners.

     The Company’s 10 tpd BioOil plant was commissioned in March, 2001. Commissioning included a sustained 10 day, 24 hr/7 day a week operation which demonstrated that this design with minor adjustments could yield 14.5 tpd rather than the estimated 10 tons. The Company believes that the plant conforms to all applicable British Columbia safety, electrical and mechanical design standards, utilizing state-of-the-art “smart” instrumentation and a high-powered industrial-grade distributed control system. The Company adopted this design policy in order to facilitate easy scale-up to commercial plant capacities.

BIOOIL COMMERCIAL DEMONSTRATIONS, APPLICATIONS AND MARKETS

     During 2004, the Company began construction of its first 100 tpd plant in Ontario, Canada at the Erie Flooring and Wood Products (“Erie Flooring”) facilities in West Lorne, Ontario, Canada (“West Lorne”). The integrated plant utilizes wood residue from Erie Flooring’s operations and is comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by Dynamotive and Magellan Aerospace, Orenda division (Orenda) respectively. Erie Flooring provides wood residue for the project and will receive char for process heat for its operations. The project began to export green power to Ontario’s grid system in 2005. The project is expected to reach operating cash flow positive in 2007 based on sales of BioOil for energy and derivative products and sales of electricity and char. Operating costs are expected to be approximately $2 million per year or more on a normalized basis and the plant is forecast to produce a positive IRR and to prove the commercial viability of the technology.

     The Company has entered into lease, wood supply, steam and other agreements with Erie Flooring, which allow for operation of the plant. The Company has received its generation license from the Ontario Energy Board and has an interconnection agreement with Hydro One for the export of electric power to the Ontario electricity grid and in January 2007 was approved for a contract with the Ontario Power Authority to sell all of its electricity at C$110/Mwh over a 20 year period.

     The Company believes that the near term commercial application for BioOil is as a clean burning fuel that can be used to replace natural gas, diesel and other fossil fuels in boilers, gas turbines and slow and medium speed reciprocating engines for heat and power generation, to replace natural gas in the forest industry and for lumber dry kiln and lime kiln applications. Initial markets may include Canada, the US, Europe, Latin America, Asia and Island based economies.

     Orenda is in the second phase of a program to develop a commercial gas turbine package fueled by Dynamotive’s BioOil. The 2.5 MW (megawatt) GT2500 turbine was successfully commissioned on BioOil in 2005 and is at the West Lorne site. Orenda has also identified further commercial scale projects for its turbines and BioOil, in addition to West Lorne as referred to above.

     Dynamotive also targets the industrial fuels market. Working with the Canadian federal department of Natural Resources CANMET Energy Technology Centre in Ottawa, Ontario, it developed a burner nozzle design for stable BioOil fuel combustion. This has created opportunities for early commercial applications for BioOil as a clean burning fuel to replace natural gas, diesel and other fossil fuels in the multi-billion dollar industrial boilers, kiln fuels and specialty heating applications markets. Testing of BioOil in lumber kilns was successfully completed in 2002. In 2003, Dynamotive completed pilot scale limekiln testing of BioOil fuel in conjunction with the University of British Columbia (UBC) and in July 2006 completed an industrial scale lime kiln burn in British Columbia, Canada. In 2006, the Company also completed test burns in greenhouses and in an aluminium smelter with Alcoa. Customers for BioOil fuels could potentially include local, regional and international power generators and electrical utilities (fuel substitution in large scale power plants and fuel for district heating), fuel distributors, forest companies (natural gas substitute in lime kilns, lumber kilns

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DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

Description of Business Continued

and boilers), oil and gas producers (steam production for extraction) and manufacturing companies (process heat) including sawmills, pulp mills and greenhouses. Beyond the programs above, testing continued with various industrial burner and boiler combustion experts and manufacturers and with industrial customers in 2006. These tests are a necessary prerequisite to long term fuel sales agreements.

     The Company has completed a series of production runs converting 100% softwood bark derived from spruce, pine and fir into fuel quality BioOil. Lower value bark residues are a major problem for the forest industry; as bark has little or no value and is costly to dispose of. Canada, for example, produces approximately 18 million tons of sawmill residues per year of which 5 to 6 million tons are considered wastes and are subsequently incinerated or landfilled.

BIOOIL APPLICATIONS & DERIVATIVE PRODUCTS

     BioOil has a wide range of potential commercial applications. As the BioOil industry matures it has the potential to follow a similar development path as the petroleum industry, beginning with exploitation of basic unrefined BioOil fuels for power generation and district heating followed by blends and emulsions for transportation. Development of higher value products, including agro-products, resins, adhesives, specialty chemicals, slow release fertilizers and other derivatives, may occur as refining and processing techniques are established by future licensees or partnerships with Dynamotive. Over time, we anticipate that BioOil will be refined in much the same way that petroleum is today in order to derive the highest value energy and chemical products.

     The Company is following a staged approach to product development, focusing initially on the earliest and most appropriate application of BioOil as a clean, renewable fuel to generate power and heat in industrial boilers and kilns, gas turbines and stationary reciprocating engines. The Company is also supporting efforts to develop a next generation of higher-value fuels, including BioOil/ethanol blends, BioOil/diesel emulsions and catalytic reforming of BioOil to produce synthetic fuels and bio-methanol. BioOil also has potential as a raw material to produce agro-products such as slow release fertilizers and other high-value products.

     Over the longer term, the Company believes that exploitation of specialty chemicals contained in BioOil has the potential to create significant value. Dynamotive and colaborating research institutions are developing techniques to extract chemicals such as hydroxyac-etaldehyde, levoglucosan, levoglucosenone, acetol, acetic acid and formic acid. These chemicals have a wide variety of possible applications including food flavorings, adhesives, resins, pharmaceuticals, bio-based pesticides and paper brighteners.

CHAR PRODUCTION

     Char is a significant co-product of the Company’s pyrolysis process comprising 15% to 20% yield from the input biomass at a value of approximately one half that of biooil on a weight basis when used for fuel purposes. Char is a granular solid with properties similar to coal. At 23 – 30 Giga Joules per tonne, pyrolysis char has a higher heating value than wood and many grades of coal. Like BioOil, it is a “green” fuel which is CO2 (carbon dioxide) neutral and contains virtually no sulfur.

     A commercial scale BioOil plant processing 200 tpd of wood residue is expected to produce approximately 13,000 tons per year of char with a total energy value of 300,000 – 325,000 Giga Joules, dependent on the composition and species of the feedstock.

     Early stage applications of char will focus on direct substitution or augmentation of fossil fuels to produce process heat and power via commercially available technologies in BioOil plants, sawmills, thermal power generation and cement production. Char also has potential for use as a feedstock for manufacturing of charcoal briquettes. Dynamotive char has been successfully tested at industrial scale and the prototype briquettes showed excellent results, meeting or exceeding all charcoal industry quality standards. The char can also be added back into the BioOil to produce an “Intermediate” grade BioOil with higher energy content.

     In 2003 and 2004 the Company, with the University of Saskatchewan, completed initial analysis concluding that char is an appropriate material for activated carbon. Research and testing in this area is continuing through 2006.

BIOOIL STRATEGIC PARTNERS, INVESTMENT AND GOVERNMENT FUNDING

     The Company’s BioOil technologies are consistent with the environmental and economic objectives of many governments around the world.

     The Company has received strong support from Canadian government departments and funded entities. In 2003, the Company was approved to receive a funding contribution for the West Lorne Project from Sustainable Development Technology Canada (SDTC). On March 5, 2004 the Company signed the Contribution Agreement with SDTC, confirming their $ 4.3 million (C$5,000,000) capital grant to the Project, subject to completion of the agreed work plan and documentation of eligible costs and other reporting requirements over a three year period following completion of the Project (the “Contract Period”). In 2004, the Company received the three payments totaling $3.2 million (C$3.7 million) from SDTC. In November 2005, the Company received a payment of $0.7 million (C$0.8 million) from SDTC. In December 2006, the Company received the remaining $0.4 million (C$0.5 million).

     In 2003 and 2004, the Company entered into amendments to its Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada (TPC). In November 2004, the Company received an extension to its TPC funding agreement to March 31, 2006. The agreement confirms a maximum reimbursement cap of $7.1 million (C$8.235 million). The investment will help the Company further its commercial-scale demonstration programs, as well as continue its research, development and testing of Dynamotive’s fast pyrolysis technology.

     TPC is a key element in the federal government’s innovation strategy, leveraging private sector investments in research, development and innovation in critical, leading-edge technologies. Dynamotive originally entered into the Contribution agreement with TPC in 1997 and as at December 31, 2006, had claimed US$7.1

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DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

Description of Business Continued

million to fund pre-commercial Fast Pyrolysis research and development. The amended agreement modifies and expands key terms and conditions placed on the Company. The Company is required to repay these funds from a percentage of future sales up to a maximum of US$13.7 million. The Company will focus all funding from the amended Contribution agreement towards construction of a full commercial-scale forestry demonstration BioOil facility in Canada. The funds received from SDTC have been accounted for as a credit to the carrying cost of the West Lorne Plant.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

     In 2006, Dynamotive continued its research and development activities related to its BioOil technology along with business development activities to develop initial commercial projects and market acceptance of BioOil. Ongoing operations were focused in Canada.

     For the years 2006, 2005 and 2004, the Company had expended on an annual basis $4,629,465, $3,586,855 and $3,670,936 respectively, on research and development. Of these amounts, $227,121 $782,423 and $765,106 respectively, were reimbursed by government funding. In 2006, the Company also offset product sales of $154,560 (2005 - $nil; 2004 - $nil) against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels. The level of research and development expenditure has increased in 2006 and 2005 in support of development of the commercial scale plant and other product development activities. Future research and development expenditures are expected to be at a similar level.

     The Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada’s Technology Partnerships Canada program both for expenditures made in 2005 and technical and project related expenditures in 2006. The Company’s agreement with Technology Partnerships Canada pertains to maximum funding of US$7.1 million (C$8.235 million), of which $6.0 million (C$ 7.0 million) has been received as of year end 2006 and $1.1 million is included in government grants receivable.

     Marketing and business development increased to $1,768,063 in 2006 from $1,199,959 in 2005. The increase was due mainly to the increase of business development activities, like public investor relation, commissions paid on the Company’s initial license sales and the corporate brand implementation, and to increased participation in a major environmental conference during the year. Marketing and business development increased to $1,199,959 in 2005 from $466,435 in 2004. The increase was due mainly to the increase of business development activities and participation in environmental and biofuel industry conferences during the year.

     General and administrative expenses increased to $7,763,275 in 2006 from $6,257,086 in 2005. The increase in 2006 was mainly due to increased activity in the general administrative expenses, an increase in consulting expenses, an increase in non-cash compensation of $244,014 and an increase in the Company’s development activities with its 200 tpd plant. General and administrative expenses were about stable at $6,257,086 in 2005 from $6,316,110 in 2004. The decrease in 2005 was mainly due to a decrease in non-cash compensation of $1,508,040 largely offset by increased payroll and other business activities.

     Amortization and depreciation decreased to $124,067 in 2006 from $148,556 in 2005 due to the write-off of the 10 tpd pilot plant at the year end 2005. Amortization and depreciation increased to $148,556 in 2005 from $130,912 in 2004 due to the replacement of certain computer equipment and an increase in computer equipment for a number of new staff.

     Interest and other income increased to $493,610 in 2006 from $5,614 in 2005 due mainly to higher cash balances and the resultant interest income from investments in short-term money market deposits. Interest and other income decreased to $5,614 in 2005 from $8,766 in 2004 due mainly to a decrease of miscellaneous income in 2005.

     Interest expense decreased in 2006 to $505,340 from $1,445,918 in 2005 due mainly to the decrease in long-term and convertible debenture financing. Also, all of the outstanding convertible debenture and long-term debt financing were paid off during the first six months of 2006. Interest expense increased in 2005 to $1,445,918 from $151,758 in 2004 due mainly to the accretion of the debt discount and expense incurred on the conversion of long-term and short-term convertible loans.

     There was no write-down of long-term assets in 2006. Loss on the write-down of long-term assets increased to $200,457 in 2005 from $nil in 2004 as the Company wrote-off its 10 tpd pilot plant as management determined its value was permanently impaired.

     Loss on settlement of accounts payable increased to $98,189 in 2006 from $nil in 2005 due to a non-cash compensation payment exceeding the book value of the outstanding payable.

     Loss on sale of interest in subsidiary increased to $420,400 in 2006 from $nil in 2005 due mainly to sell-off of a 20% interest of Dynamotive Europe Limited and the loss arises from the issue of common share purchase warrants related to this transaction. See additional information in audited Consolidated Financial Statements of the Company Note 9.

     Currency exchange gain in 2006 amounted to $88,888 compared to a gain of $33,677 in 2005 due to the appreciation of the US Dollar. Currency exchange gain in 2005 amounted to $33,677 compared to a gain of $53,156 in 2004 due to the depreciation of the US Dollar.

     Overall capital expenditures (including corporate), net of government grants, increased to $12,560,660 in 2006 from $1,915,857 in 2005. Capital expenditures increased to $12,307,762 in 2006 from $1,864,961 in 2005. The increase in the capital expenditures in 2006 was due mainly to the construction costs borne by the Company in connection with the 200 tpd plant in Guelph, Ontario, Canada in 2006. Overall capital expenditures, net of government grants, decreased to $1,915,857 in 2005 from $9,106,450 in 2004 as a consequence of completing expenditures

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DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS (cont’d)

for the West Lorne plant. Capital expenditures decreased to $1,864,961 in 2005 from $8,982,857 in 2004. The decrease in the Fast Pyrolysis capital expenditures in 2005 was due mainly to the completion of constructing the 100 tpd industrial plant in West Lorne, Ontario in early 2005.

     The Company’s total assets increased to $38,093,699 at the end of 2006 from $16,962,573 at the end of 2005, due mainly to the building of the 200 tpd plant at Guelph. Property, plant and equipment increased to $26,362,390 in 2006 from $14,199,148 in 2005 due to the building of the 200 tpd plant at Guelph. The total liabilities decreased to $6,958,287 at the end of 2006 from $8,670,165 at the end of 2005, due mainly to decrease in accounts payable and accrual liabilities, repayment of convertible debt and long-term debt, partially offset by increase in deferred revenue of $520,000. Current liabilities decreased to $6,438,287 at the end of 2006 from $7,861,317 at the end of 2005 due to a decrease in accounts payable and accrued liabilities and settlement of convertible debentures.

     During the year ended December 31, 2006, the Company recorded a net operating loss of $14,252,382 compared to a net operating loss of $11,997,344 for the year 2005. The increase in operating loss in 2006 as compared to 2005 was primarily attributable to (i) increased activity related to construction of a second, 200 tpd plant, (ii) an increase in marketing and business development expense, (iii) an increase in research and development expenditures and (iv) an increase in general and administrative expense. During the year ended December 31, 2005, the Company recorded a net operating loss of $11,997,344 compared to a net operating loss of $9,916,215 for the year 2004. The increase in operating loss in 2005 as compared to 2004 was primarily attributable to increased activity related to completion of the Company’s 100 tpd plant resulting in (i) an increase in interest expense and (ii) an increase in marketing and business development expense.

     The basic and diluted loss per common share was nine cents ($0.09) for the year 2006 compared to eleven cents ($0.11) for the year 2005. The loss per common share for the year 2004 was twelve cents ($0.12) . The decrease in basic and diluted loss per share for 2006 was due to a combination of the increase in the loss for the year and the increase in the weighted average number of Common Shares outstanding from 108,009,185 shares in 2005 to 153,685,553 in 2006.

LIQUIDITY AND CAPITAL RESOURCES

     The principal sources of liquidity during the year ended December 31, 2006 were (i) $27,495,575 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $18,091 in deposits for Common Shares to be issued in 2007 pursuant to the exercise of warrants; less (iii) $899,184 decrease in long term loan and (iv) $473,451 increase in government grant receivable.

     For the previous year ended December 31, 2005 principal sources of liquidity during the year ended December 31, 2005 were (i) $6,398,254 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options for cash, (ii) $1,957,000 in deposits for Common Shares to be issued in 2006 pursuant to private placement offerings commenced in 2005, (iii) $1,825,000 increase in short-term convertible loan, (iv) $42,331 decrease in repayment of short-term loan and (v) $368,712 increase in government grant receivable.

     Overall cash inflows increased during 2006 due to significantly increased financing activities. During the year ended December 31, 2006, the Company used cash in operating activities and in investing activities of $9,402,744 and $10,339,843 respectively, and generated cash from financing activities of $27,641,031.

     During the previous year ended December 31, 2005, overall cash inflows increased during 2005 due to significantly increased financing activities and the completion of constructing of the West Lorne Project in 2005. During the year ended December 31, 2005, the Company used cash in operating activities and in investing activities of $6,734,729 and $1,775,189 respectively, and generated cash from financing activities of $9,769,211.

     The net amount of cash used in operating activities during 2006 increased by 40% (over cash used in operating activities during 2005) due to the construction of the Company’s 200 tpd plant and the resulting increase in business development activities. Cash used in operating activities consisted primarily of a net loss for 2006 of $14,252,382 less non-cash expenses of (i) amortization of $124,067, (ii) accretion expense in the amount of $208,022, (iii) loss on settlement of accounts payable of $98,189, (iv) loss on sale of interest in subsidiary of $420,400, and (v) equity compensation expenses of $4,337,590.

     The net amount of cash used in operating activities during 2005 increased by 134% (over cash used in operating activities during 2004) due to the commissioning of the Company’s 100 tpd plant and the resulting increase in business development activities. Cash used in operating activities consisted primarily of a net loss for 2005 of $11,997,344 less non-cash expenses of (i) amortization of $148,556, (ii) equity compensation expenses, $3,697,057, (iii) loss on write-down of property, plant and equipment of $200,457, and (iv) accretion expense in the amount of $1,068,192.

     Financing activities during 2006 generated a net increase in cash of $27,641,031, primarily from the Company’s private placements of Common Shares. Financing activities during 2005 generated a net increase in cash of $9,769,211, primarily from the Company’s private placements of Common Shares and the proceeds from convertible debentures.

     Investing activities in 2006 resulted in the use of cash, net of grants, in the amount of $10,339,843 that consisted of $10,496,423 incurred in the acquisition of capital assets (Guelph plant), $21,016 expended on patents, and a $177,596 decrease in restricted cash. Investing activities in 2005 resulted in the use of cash, net of grants and disposal, in the amount of $1,775,189 that consisted of $1,580,195 incurred in the acquisition of capital assets, $22,181 expended on patents and $172,813 increase in restricted cash (funds held in escrow as collateral for short-term convertible debentures).

     As at December 31, 2006, the Company had working capital of $4,938,473 and incurred a net loss of $14,252,382 for the year ended December 31, 2006, and has an accumulated deficit of $73,099,779.

6
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS (cont’d)

     During the first quarter of 2006, the Company raised subscription funds of $10.2 million relating to the private placement commenced commencing in the second quarter of 2004 at subscription prices ranging from $0.60 to $1.055 per share. 13 million shares and 2.7 million Common Share Purchase Warrants were issued as a result of this funding.

     During the second quarter of 2006, the Company raised total subscription funds of $9.3 million from private placement commenced during the first quarter of 2004 ($0.2 million at subscription prices ranging from $0.81 to $1.35 per share) and from the private placement commenced during the second quarter of 2006 ($9.1 million at subscription prices ranging from $0.86 to $1.33 per share). 8.0 million Shares and 2.0 million Common Share Purchase Warrants were issued as a result of these subscriptions.

     During the second quarter of 2005 the Company issued $1.825 million of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. The debentures were due between June and September 2006, had an interest rate of 10% payable in shares and were convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures were collateralized by certain government receivables and guaranteed by the Company. In September and December 2005, $1.15 million of the debentures were converted into 2.7 million common shares and 0.68 million Series U warrants. In 2006, the remaining $675,000 of the debentures were converted into 1,613,969 common shares and 484,787 Series U warrants. In addition, 109,370 shares and 29,493 Series U warrants were issued in 2006 as interest payments on the debentures. As at December 31, 2006, no debentures were outstanding.

     During the third and fourth quarter of 2006, the Company did not raise subscription funds relating to the same private placement of the previous quarter.

     In total, the Company raised from private placements during 2006 $19.5 million in cash and settled $0.09 million in consulting fees payable by the Company (these shares were valued based on the quoted market price on the date of the settlement agreement) for a total of 21.2 million Common Shares and 4.7 million Common Share Purchase Warrants.

     With the current cash on hand, anticipated cash flow from product sales and the potential to secure equity and debt financing, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company expects to require additional funding for the commercial expansion of its technologies through the year 2007 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

     Subsequent to the year end, during the period from January 1 to April 17, 2007, the Company issued 2,280,259 common shares for total proceeds of $2,480,900, relating to a private placement commencing during the first quarter of 2007. In addition during the period from January 1 to April 17, 2007, the Company received $4.37 million on the exercise of 744,166 options and 6,851,049 warrants.

     The Company’s 2007 financing plan is structured to enable completion, commissioning and ramp-up of the Company’s first 200 tonne per day (“tpd”) BioOil manufacturing facility in Guelph. The plant is to be owned 100% by the Company and leased to Evolution Biofuels Inc., a company owned 20% by the Dynamotive. As well the Company expected to spend approximately $5 million on an upgrade and expansion of the plant in West Lorne. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

     In addition to contemplated equity offerings during 2007, the Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada’s TPC program both for expenditures made in 2005 and technical and project related expenditures in 2006. The Company’s agreement with Technology Partnerships Canada pertains to maximum funding of US$7.1 million (C$8.235 million), of which $6.0 million (C$ 7.0 million) has been received as of year end 2006 and $1.1 million is included in government grants receivable.

     During the first quarter of 2004, the Company signed a Contribution Agreement with SDTC whereby SDTC will contribute $4.3 million (C$5 million) to the capital cost of the Company’s West Lorne 100 TPD BioOil co-generation project development. This amount is a government grant and is accounted for as a reduction in the capital cost of the project. In 2004, the Company received the three payments of $3.2 million (C$3.7 million) from SDTC. In November 2005, the Company received a payment of $0.7 million (C$0.8 million) from SDTC. In December 2006, the Company received the remaining $0.4 million (C$0.5 million).

     The Company’s funding plan for 2007 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the 200 tpd project(s) which are expected to be developed during 2007. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

     In connection with the Company’s West Lorne project upgrade and construction advances related to the 200 tpd plants, the Company has committed to outstanding construction commitments of approximately $8.2 million at December 31, 2006.

7
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

QUANTITIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

     The Company is exposed to financial market risks, including changes in interest rates and foreign currencies.

FOREIGN CURRENCY RISK

     The Company has operations in primarily in Canada with some limited activities in the U.S. and the United Kingdom, and therefore the Company is subject to some risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility.

     The Company can be adversely affected when the Canadian currency appreciates. Management has the ability, to some extent, to time the exchange and enter into forward exchange contracts in an attempt to mitigate such risk. The Company’s financial statements are reported in U.S. currency. The extent of the Company’s exposure depends on the degree of fluctuation in foreign currencies. Due to the nature of foreign currency exchange, the exact exposure is difficult to estimate.

     The Company’s sales, corresponding receivables and the majority of its expenses are in Canadian and U.S. dollars. The Company holds cash in U.S., Canadian and U.K. funds, and exchanges from U.S. currency to Canadian and U.K. currency as necessary. Through operations in Canada and the U.S., the Company incurs research and development and administrative expenses in Canadian dollars and U.S. dollars and potentially other foreign currencies. The Company is exposed, in the normal course of business, to foreign currency risks on any non-Canadian dollar expenditures. The Company has evaluated its exposure to these risks and has determined that the only significant foreign currency exposure at this time is to the U.S. dollar, through receipt of proceeds of U.S. dollar denominated share offerings. At this time, the Company does not believe the exposure to other currency fluctuations is material.

INTEREST RATE RISK

     The Company invests its cash in a variety of short-term financial instruments, including bank deposits. These deposits are typically denominated in U.S. and Canadian dollars. Cash balances in other foreign currencies are operating balances and are only invested in demand or short-term deposits of the local operating bank.

     Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted because of a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, the Company’s future investment income may fall short of expectations because of changes in interest rates or we may suffer losses in principal if forced to sell securities which have seen a decline in market value because of changes in interest rates.

     The Company’s investments are made in accordance with an investment policy approved by our Board of Directors. Under this policy, all short-term investments must be made in investment grade securities with original maturities of less than one year at the time of acquisition.

     The Company does not attempt to reduce or eliminate its investment exposure to interest rate risk through the use of derivative financial instruments due to the short-term nature of the Company’s investments. Based on a sensitivity analysis performed on the balances as of December 31, 2006, the fair value of short term investments would not be significantly impacted by either a 100 basis point increase or decrease in interest rates.

       The Company has no bank loans outstanding.

8
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

AUDITORS’ REPORT
TO THE SHAREHOLDER’S OF DYNAMOTIVE ENERGY SYSTEMS CORPORATION

     We have audited the consolidated balance sheets of Dynamotive Energy Systems Corporation as at December 31, 2006 and 2005 and the consolidated statements of loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
April 17, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCE

     The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in notes 3 and 23, have a material effect on the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 17, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
April 17, 2007

9
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

CONSOLIDATED BALANCE SHEETS

	2006	2005
As at December 31 (in U.S. dollars)	$	$

ASSETS
Current
Cash and cash equivalents [note 2]	9,346,534	1,428,468
Restricted cash [note 12]	—	172,813
Receivables [note 4]	474,903	40,326
Government grants receivable [note 20]	1,087,910	627,582
Prepaid expenses and deposits	467,413	235,127
Total current assets	11,376,760	2,504,316
Property, plant and equipment [note 6]	26,362,390	14,199,148
Patents [note 7]	253,912	259,109
Other assets	100,637	—
	38,093,699	16,962,573

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11]	6,438,287	7,314,856
Convertible debenture [note 12]	—	546,461
Total current liabilities	6,438,287	7,861,317
Long-term debt [note 13]	—	808,848
Deferred revenue [notes 5, 10, and 14]	520,000	—
Total liabilities	6,958,287	8,670,165
Commitments and contingencies [notes 1, 16, and 20]
Non-controlling interest [note 8]	1,354,923	—
Shareholders’ Equity
Share capital [note 15(b)]	85,127,873	51,849,476
Shares to be issued [note 15(c)]	1,741,339	2,677,832
Contributed surplus [note 15(h)]	16,800,527	13,047,158
Cumulative translation adjustment	(789,471)	(434,661)
Deficit	(73,099,779)	(58,847,397)
Total shareholders’ equity	29,780,489	8,292,408
	38,093,699	16,962,573

See accompanying notes

On behalf of the Board:

“Richard Lin”	“Andrew Kingston”
Director	Director

10
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

CONSOLIDATED STATEMENTS OF LOSS

For the Year Ended December 31 (in U.S. dollars)

	2006	2005	2004
	$	$	$

EXPENSES
Marketing and business development	1,768,063	1,199,959	466,435
Research and development [notes 15(i), 20 and 21]	4,247,784	2,804,432	2,905,830
General and administrative [note 15(i)]	7,763,275	6,257,086	6,316,110
Amortization and depreciation	124,067	148,556	130,912
Interest expense [note 15(i)]	505,340	1,445,918	151,758
Foreign exchange gain	(88,888)	(33,677)	(53,156)
	14,319,641	11,822,274	(9,917,889)
Loss from operations	(14,319,641)	(11,822,274)	(9,917,889)

OTHER INCOME AND EXPENSES
Interest and other income	493,610	5,614	8,766
Gain/(loss) on asset disposals	—	19,773	(7,092)
Loss on settlement of accounts payable [note 15(i)]	(98,189)	—	—
Loss on sale of interest in subsidiary [note 9]	(420,400)	—	—
Loss on write-down of long-term assets [note 6]	—	(200,457)	—
	(24,979)	(175,070)	1,674
Loss before non-controlling interest	(14,344,620)	(11,997,344)	(9,916,215)

Non-controlling interest	92,238	—	—
Net loss for the year	(14,252,382)	(11,997,344)	(9,916,215)

Weighted average number of common
shares outstanding [note 15[j]]	153,685,553	108,009,185	80,979,299

Basic and diluted loss per common share	(0.09)	(0.11)	(0.12)

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

As at December 31 (in U.S. dollars)

	2006	2005	2004
	$	$	$
Deficit, beginning of year	(58,847,397)	(46,850,053)	(36,136,236)
Effect of change in accounting policy [note 3]	—	—	(797,602)
Deficit, beginning of year restated	(58,847,397)	(46,850,053)	(36,933,838)
Loss for the year	(14,252,382)	(11,997,344)	(9,916,215)
Deficit, end of year	(73,099,779)	(58,847,397)	(46,850,053)

See accompanying notes

11
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

CONSOLIDATED STATEMENTS OF CASH FLOWS

As at December 31 (in U.S. dollars)

	2006	2005	2004
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(14,252,382)	(11,997,344)	(9,916,215)
Add items not involving cash:
Amortization and depreciation	124,067	148,556	130,912
Accretion expense	208,022	1,068,192	—
Non-controlling interest	(92,238)	—	—
Interest expense non-cash	14,408	67,970	97,200
(Gain) Loss on asset disposals	—	(19,773)	7,092
Loss on write-down of long-term assets	—	200,457	—
Loss on settlement of accounts payable	98,189	—	—
Loss on sale of interest in subsidiary	420,400	—	—
Stock based compensation [note 15(i)]	4,337,590	3,697,057	4,730,604
Foreign exchange gain and other items	(88,888)	(33,677)	(20,484)
Net change in non-cash working capital balances
related to operations [note 19]	(171,912)	133,833	2,087,156
Cash used in operating activities	(9,402,744)	(6,734,729)	(2,883,735)

FINANCING ACTIVITIES
Contribution received from joint venture [note 8]	1,500,000	—	—
Proceeds from convertible debenture	—	1,825,000	830,013
Proceeds from long-term debt	—	—	816,727
Proceeds from short term loan	—	—	42,331
Decrease in long-term debt	(899,184)	—	—
Repayment of short term loan	—	(42,331)	—
(Increase) decrease in government grant receivables	(473,451)	(368,712)	509,879
Share capital issued	27,495,575	6,398,254	4,857,699
Shares to be issued	18,091	1,957,000	1,636,408
Cash provided by financing activities	27,641,031	9,769,211	8,693,057

INVESTING ACTIVITIES
Increase in patent costs	(21,016)	(22,181)	(19,989)
Purchase of property, plant and equipment (net
of government grants received)	(10,496,423)	(1,580,195)	(5,804,656)
Decrease (increase) in restricted cash	177,596	(172,813)	—
Cash used in investing activities	(10,339,843)	(1,775,189)	(5,824,645)

Increase (decrease) in cash and cash equivalents	7,898,444	1,259,293	(15,323)
Effects of foreign exchange rate changes on cash	19,622	32,204	(131,220)
Increase (decrease) in cash and cash equivalents
during year	7,918,066	1,291,497	(146,543)
Cash and cash equivalents, beginning of year	1,428,468	136,971	283,514
Cash and cash equivalents, end of year	9,346,534	1,428,468	136,971

Supplemental cash flow information [notes 15(i) and 19]

See accompanying notes

12
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
1. NATURE OF BUSINESS AND FUTURE OPERATIONS

     Dynamotive Energy Systems Corporation (“the Company” or “Dynamotive”) was incorporated on April 11, 1991 under the laws of the Province of British Columbia. Dynamotive is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. The Company’s focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations for the foreseeable future. As at December 31, 2006, the Company has working capital of $4,938,473 (2005 -working capital deficiency of $5,357,001), and has incurred a loss of $14,252,382 (2005 - $11,997,344; 2004 - $9,916,215) for the year ended December 31, 2006.

     The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the Company to complete its development plans. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

     Management is of the opinion that expected future financing along with expected sales will provide sufficient working capital to meet the Company’s liabilities and commitments as they become due.

2. SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

     The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A.; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina; First Resources Corporation, incorporated under the laws of British Columbia.

     In September 2006, the Company entered into an agreement to sell-off a 20% interest of its then wholly owned subsidiary Dynamotive Europe Limited (“DEL”) (note 9). The Company maintains the remaining 80% ownership interest in DEL. The Company continues to fully consolidate DEL for each of the years presented.

     Effective January 1, 2005, the Company adopted CICA Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15). The guidance establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the majority of the variable interest entity’s expected losses, is entitled to receive a majority of the variable interest entity’s residual returns, or both. As a result, the Company has applied the guidance of AcG-15, and has consolidated the accounts of its joint venture Dynamotive Biomass Resource Corporation (“DBRC”), in which the Company has a 51% ownership interest (note 8). In addition, the Company owns 99.98% of the West Lorne BioOil Co-Generation LP formed under the laws of Ontario and has accounted for its proportionate share of the partnership.

     All inter-company balances and transactions have been eliminated on consolidation.

Use of estimates

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign currency translation

     The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the transaction or settlement of foreign currency denominated monetary items are included in the determination of net loss.

     The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the period. Gains and losses resulting from this translation are recorded in shareholders’ equity as an adjustment to the cumulative translation adjustment account.

13
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Revenue recognition

(a) Product Sales

     The Company recognizes revenue from the sale of products, including BioOil, char, and other by-products, upon shipment of the product when the risk and reward of ownership has been transferred to the customer, provided that the amount is fixed or determinable and collection is reasonably assured.

(b) Licenses and royalties

     Revenue from license agreements may include multiple elements within a single contract. Payments received under license agreements may include the following: non-refundable fees at inception of the contract, fees for services to be performed, milestone payments for specific achievements, and royalty payments based upon resulting sales of products. Agreements with multiple elements are separated into significant discrete units of accounting based on the relative fair value of each element. Revenue recognized for each element when all significant acts have been completed and delivery has occurred with no substantial risk of return and collectibility is reasonably assured. When the fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered.

     Deferred revenue is comprised of amounts received prior to the satisfaction of the revenue recognition criteria described above and includes non-refundable amounts related to sales of master license and plant license agreements. Master license agreements grant the licensee the exclusive right and license to use and commercially exploit the Company’s BioOil technology including the rights to manufacture, market, distribute, and sub-license the technology for the production of BioOil within a specific territory. Plant license agreements grant a licensee the right to use and commercially exploit the Company’s BioOil technology for the development of one or more pyrolysis plant facilities.

Government assistance and investment tax credits

     Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition and construction of property, plant and equipment is deducted from the cost of the related property, plant and equipment. Government grants receivable are recorded when the Company has incurred the qualifying expenditure and there is reasonable assurance the receipts will be recovered.

     Repayment of contribution is contingent solely upon the Company’s ability to generate revenue from the sale of specified products or technology. Accordingly, liability of repayment will only be accrued when sales of the products or technology have been generated.

     Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2006 and 2005, no investment tax credits have been recognized.

Research and development costs

     Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. The Company has not capitalized any development costs for any of the year ends presented.

     During the year ended December 31, 2006, the Company netted $154,560 (2005 - $nil; 2004 - $nil) of product sales against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels.

Patents

     Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent. If management determines that development of products to which patent costs relate is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. Due to the long-term nature of estimates inherent in determining future cash flows, it is possible that the future cash flows or the estimated useful life of such assets could be reduced in the future.

Property, plant and equipment

     Property, plant and equipment are recorded at cost, net of government assistance, and amortized using the following methods and annual rates:

Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Computer software	100% declining balance
Equipment	20% declining balance
Leasehold improvements	Straight line over the term of the lease (which approximates its estimated life)

     Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its property, plant and equipment. When the carrying value of property, plant and equipment is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the capital asset to its fair value.

Projects under development

     The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the

14
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

capital project meets the Company’s capitalization policy and is considered a project under development. The Company begins to capitalize costs for projects under development when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

     For those capital projects that meet the Company’s capitalization policy, the Company capitalizes incremental costs that are directly identifiable with the specific capital project until the capital project is substantially complete and ready for its intended use. Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance the construction of the capital project. Capitalization of financing costs will cease when a capital project is considered to be substantially complete and ready for its intended use.

     Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its projects under development. When the carrying value of projects under development is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the projects under development to its fair value.

Income taxes

     The Company accounts for income taxes using the asset and liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the substantial enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not. A valuation allowance is recorded to reduce future income tax assets recognized by the amount of any future income tax benefits that, based on available evidence, are not expected to be realized.

Stock based compensation

     The Company has two stock based compensation plans - a stock appreciation rights (“SA Rights”) plan and a stock option plan for directors and employees, which are described in note 15. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the fair value based method for SA Rights when the performance criteria have been met and amortized over the service period.

     The Company may also issue stock options and warrants to employees or as consideration for services rendered by non-employees. As a result of the change in accounting policy (note 3), such equity awards are recorded at their fair value using the Black Scholes option pricing model, as compensation expense or capitalized to long-term assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised. All unvested or modified options for non-employees are re-measured on each balance sheet date until such options vest, are exercised or forfeited.

Loss per common share

     Basic loss per common share is based on the weighted average number of shares outstanding for the period excluding contingently issuable shares and excluding escrowed shares. For the years ended December 31, 2006, potentially dilutive common shares (relating to shares to be issued, options and warrants outstanding, and convertible instrument agreements outstanding at year end) totaling 45,003,779 (2005 – 55,107,401, 2004 – 39,342,607) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial instruments

     The fair values of the financial instruments approximate their carrying value due to their short term or demand nature. In 2005, the fair values of the convertible debenture and long-term debt were calculated using discounted cash flow analysis and approximated their carrying value as the effective interest rates implicit in these financial instruments were similar to current market rates.

     Management has assessed that it is not practical to determine the fair value of the long-term investment, which represents 2,658,994 common shares of Renewable Energy Corp., a company incorporated in Australia, as these shares are not traded in an organized financial market.

Leases

     Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Cash and cash equivalents

     Cash and cash equivalents consist of cash on hand and balances invested in short-term money market deposits with an original maturity less than 90 days from the date of purchase. For the year ended December 31, 2006, the weighted average interest rate earned on cash equivalent balances was 4.77% (2005 – 3.51%) . As at December 31, 2006, the Company had $409,810 (2005 - $328,468) in cash, which includes $203,400 in Canadian currency (converted to US dollars based on the year end foreign exchange rate), $6,650,000 (2005 - $1,100,000) in short-term US dollar money market deposits and $2,286,724 (2005 – nil) in Canadian dollar (converted to US dollars based on the year end foreign exchange rate) T-bill mutual funds.

15
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Asset retirement obligations

     The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets and when a reasonable estimate of the fair value can be made. The obligation is measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations. As at December 31, 2006 and 2005, the Company estimated the fair value of the asset retirement obligations was $nil and consequently, no liability was accrued.

Long-term investment

     The Company’s long-term investment is accounted for on a cost basis. The investment is written-down to its estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

3. CHANGE IN ACCOUNTING POLICY

Stock based compensation

     Effective January 1, 2004, the Company adopted, on a retroactive basis without restatement, the recommendations of revised CICA Handbook Section 3870 (“CICA 3870”), “Stock-based compensation and other stock-based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously, companies were only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at January 1, 2004 by $797,602 with a corresponding increase to contributed surplus.

4. RECEIVABLES

	2006	2005
	$	$

Receivables from sales of BioOil	96,337	1,955
Government taxes recoverable	318,416	19,144
Sundry receivables	60,150	19,227
	474,903	40,326

5. LONG-TERM ADVANCE

     On April 7, 2006, the Company loaned $250,000 to Rika Ukraina Ltd to fund its wholly owned subsidiary’s (Rika Biofuels Ltd.) biomass development activities. The loan is unsecured and bears interest at 6% per annum and the principal and interest was originally due no later than July 15, 2006. The repayment was extended to March 15, 2007 and subsequently extended again to May 17, 2007. On December 18, 2006, an additional $80,000 loan with the same terms was advanced to Rika Ukraina Ltd. from DBRC. Under the terms of the agreement, the Company has the option to convert the principal and any accrued interest into a 50% ownership interest in Rika Biofuels Ltd. at any time the loan is outstanding. For the year ended December 31, 2006, the entire long-term advance of $330,000 has been offset against amounts received from Rika Ltd. and recorded as deferred revenue (note 14).

16
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
6. PROPERTY, PLANT AND EQUIPMENT

	2006		2005
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
	$	$	$	$

Furniture and fixtures	155,358	129,257	148,243	123,669
Computer equipment and software	552,498	426,057	461,123	366,765
Equipment	119,786	28,511	24,499	15,858
Projects under development:
West Lorne	13,271,968	—	12,832,393	—
Construction advances – 200 tpd plant	12,765,393	—	1,196,885	—
Leasehold improvements	214,503	133,291	158,200	115,903
	27,079,506	717,116	14,821,343	622,195
Net book value	26,362,390		14,199,148

     The Company has constructed a 100 tonne per day BioOil co-generation project at the site of Erie Flooring in West Lorne, Ontario. At December 31, 2006, the Company has also recorded $12,765,393 [2005 - $1,196,885] as plant and equipment representing initial payments on a 200 tonne per day (“tpd”) plant at Guelph, Ontario. All of the construction payments were paid in cash or shares.

     During 2006, government grants of $1,331,964 [2005 -$873,583] have been applied to reduce the cost of property, plant and equipment under construction.

     In 2005, the Company recorded write-downs of certain property, plant and equipment totaling $190,146, pertaining to certain BioOil Power Generation testing equipment. The Company determined that the net recoverable amount of certain test equipment was below its carrying value.

7. PATENTS

		2006		2005
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
	$	$	$	$

Patents	410,530	156,618	390,220	131,111
Net book value	253,912		259,109

     Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent. The annual amortization expense of these patents for the next five years is estimated to be approximately $25,000 per annum.

     In 2005, the Company recorded write-downs of certain patents the Company is no longer pursuing totaling $10,311. The Company determined that the net recoverable amount of these patents was below their carrying values.

8. BIOMASS JOINT VENTURE

     In September 2006, the Company and Pedana Limited BVI (“Pendana”) entered into joint venture agreement to establish DBRC (a company incorporated federally in Canada) with the purpose of securing biomass and to source project development opportunities and additional biofuel and green credit pipeline opportunities. The agreement expires on December 31, 2016.

     Pursuant to terms of the agreement, the Company earned a 51% interest in DBRC by contributing cash of $500,000 and granting DBRC certain rights associated with specific biomass development opportunities in Canada, South America, and Europe. In return for a 49% ownership in DBRC, Pendana’s contribution amounted to cash payments of $2,000,000 ($1.5 million was received in DBRC as at December 31, 2006 and $500,000 received subsequent to year end). In addition to the above, the Company has agreed to lend DBRC up to $1 million, with terms to be entered into at a later date. Pendana has also further agreed to provide a $20 million revolving line of credit to DBRC. Any sums advanced under this credit facility shall at Pendana’s sole discretion, be repayable on demand and shall bear interest at 4% above the rate of the Royal Bank of Scotland. Pendana shall be entitled to security in the projects or assets funded under this clause of the credit facility. As at December 31, 2006, no funds have been advanced by Pendana under this credit facility.

     Management has determined that DBRC meets the criteria of a variable interest entity (“VIE”) under AcG-15 and accordingly has consolidated the accounts of DBRC into these financial statements. The non-controlling interest represents Pendana’s share of the carrying value of DBRC as a result of Pendana’s 49% interest.

17
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
9. DYNAMOTIVE EUROPE LIMITED

     In September 2006, the Company and Pendana Limited BVI (“Pendana”) entered into an agreement in connection with the Company’s then wholly-owned subsidiary DEL. The agreement was made in an effort to establish DEL as a permanent presence in Europe to develop European projects. Under the terms of the agreement, Pendana completed a private placement with the Company, whereby the Company issued 2,332,361 common shares and 583,090 share purchase warrants for gross cash proceeds of $2,000,000. The warrants are exercisable at $1.26 and expire on August 2, 2008. In addition, the Company issued a total of 3,000,000 warrants, with an exercise price of $1.2375, to Pendana, 1,000,000 of these warrants expire on April 24, 2007 and the remaining 2,000,000 warrants expire on February 28, 2007. The additional warrants were valued using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 4.17%; dividend yield of 0%, volatility factors of 35.23%; and an expected life of 0.5 years. Pendana also received a 20% interest in DEL, with Dynamotive maintaining the remaining 80% interest. The Company further agreed to loan DEL $2,000,000 on commercial terms.

     Pursuant to the terms of the agreement, 20% of the net cash generated by DEL will be distributed to Pendana’s agent and 80% to the Company in settlement of the intercompany debt. In the event DEL wishes to seek further debt or equity funding to finance specific projects at any time following the date of the agreement, Pendana shall have the right of first refusal.

     At the date of acquisition, DEL was substantially inactive and no non-controlling interest was recorded as a result of this transaction, as the net asset value at that date was in a deficit position and DEL has not yet obtained profitable operations. As a result of the sale of this 20% interest in DEL, the Company has recorded a loss of $420,400 in its operations for the year ended December 31, 2006. The Company continues to consolidate the accounts of DEL as the Company maintains its remaining 80% ownership interest.

10. LONG TERM INVESTMENT

     As at December 31, 2006, Dynamotive holds 2,658,994 (2005 – Nil) common shares of Renewable Energy Corp (“ROC”) incorporated in Victoria, Australia, a subsidiary of Enecon Pyrolysis Pty Limited. It represents a 6.6% interest in the entity. For the year ended December 31, 2006, the entire long-term investment of $100,000 has been offset against amounts received from ROC and recorded as deferred revenue (note 14).

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006	2005
	$	$

Trade accounts payable	3,141,341	5,499,062
Accrued compensation	239,287	41,692
Accrued liabilities	2,665,838	1,429,942
Bank of Scotland guarantee(i)	391,821	344,160
	6,438,287	7,314,856

(i) In 2001, Border Biofuels Ltd. (“BBL”, a company in liquidation which was 75% owned by the Company) entered into a credit facility with the Bank of Scotland for a maximum of $391,821 (2005 - $344,100) (£200,000). The credit facility is denominated in British Pounds Sterling and is guaranteed by the Company. During 2002, BBL became insolvent. If the Bank is unable to realize on its collateral with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company in 2002 recognized the full amount of the guarantee as a current liability. BBL remains in liquidation at December 31, 2006, there has been no change in status regarding the settlement of the credit facility.

12. CONVERTIBLE DEBENTURES

     (a) In 2005, the Company issued $1,825,000 of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. These debentures were due between June and September 2006, had an interest rate of 10% payable in shares and were convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures were collateralized by certain government grant receivables and guaranteed by the Company. In September and December 2005, $1,150,000 of debentures were converted into 2,727,941 common shares and 681,985 Series U warrants. In addition, 101,071 shares and 25,267 Series U warrants were issued in 2005 as an interest payment on the debenture. During the first six months of 2006, the remaining $675,000 of the debentures were converted into 1,613,969 common shares and 484,787 Series U warrants. In addition, 109,370 shares and 29,493 Series U warrants were issued in 2006 as an interest payment on the debenture. As at December 31, 2006, no debentures were outstanding.

18
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
12. CONVERTIBLE DEBENTURES (cont’d)

     The original proceeds of the debenture were allocated to the debenture and the conversion feature at December 31, 2005 based on their relative fair values. Accordingly, $1,173,409 was originally allocated to the debenture and $651,591 was allocated to the conversion feature. The carrying value of the debt was being accreted up to its face value over the term to maturity. The accretion of the debt discount began in June 2005 and $96,695 was accreted during the period to December 31, 2005. The amount of $426,357 was expensed in 2005 due to the conversion of the debentures. During the first six months of 2006, $20,645 of the debt discount was accreted and $107,894 was expensed due to conversion of the remaining debentures.

     As at December 31, 2005, restricted cash of $172,813 was held by the Company’s lawyer as collateral for short-term convertible debentures. In January 2006, debenture holders converted the same amount into Company’s common shares and these funds became non-restricted.

     (b) In December 2004 the Company entered into an agreement with an Ontario corporation (the “Vendor”) to pay for equipment and services in exchange for an $830,013 (C$1,000,000) convertible debenture (the “Agreement”). The debenture was convertible into common shares of the Company at the market price at the time of conversion, subject to a minimum conversion price of $0.40 per share and a maximum conversion price of $0.60 per share. In addition, for each share issued upon conversion, the debenture holder would receive ½ share purchase warrant. Each whole warrant is exercisable for two years from the date of issue at 5% above the market price at the time of conversion. The debenture bore no interest and the principal was due on December 10, 2009. In September 2005, the Vendor converted the entire debenture into common shares of the Company at a price of $0.54 per share and received 1,535,001 shares and 767,500 two-year Series S warrants exercisable at $0.57 per share.

     The Agreement also called for the Company to enter into a marketing agreement with the Vendor. In connection with the marketing agreement, in early 2005 the Company issued to the Vendor 500,000 Series U warrants to purchase common shares of the Company, exercisable at $0.49 per share during the period from January 4, 2005 to December 31, 2006. The Vendor has exercised these warrants subsequent to December 31, 2005.

     The proceeds of the debenture have been allocated to the debenture and warrants at December 31, 2004 based on their relative fair values. Accordingly, $307,463 was allocated to the debenture, $440,592 was allocated to the conversion feature and $81,958 was allocated to the warrants. The carrying value of the debt was being accreted up to its face value over the term to maturity. No amount of the discount was accreted in 2004 since the debt agreement only became effective in December 2004. The accretion of the debt discount began in January 2005 and the entire balance of $522,550 ($440,592 related to the conversion feature and $81,958 related to the warrants) was expensed upon conversion in September 2005.

13. LONG-TERM DEBT

     In 2004, the West Lorne BioOil Co-Generation LP (the “LP”) entered into a loan agreement with a Bahamas Corporation for an $830,013 (C$1,000,000) loan. The loan bore interest at 1.25% per month with interest due monthly and the principal due on August 11, 2007. The LP could repay the loan at any time without penalty. The loan agreement also called for the Company to issue 312,500 Series T warrants to purchase common shares of the Company, exercisable at $0.49 per share for a period of three years, as part of the loan financing. The loan was collateralized by the assets of the LP and guaranteed by the Company. The debt and accrued interest were fully settled in June 2006.

     The proceeds of the loan were allocated to the debt and warrants based on their relative fair values. In 2004, $760,209 was allocated to the loan and $69,804 was allocated to the warrants. The carrying value of the debt was being accreted up to its face value over the term to maturity. The accretion of the debt discount began in January 2005 and $22,591 was accreted in 2005. During first five months of 2006, $9,459 of the debt discount was accreted and $37,754 was expensed due to the repayment of the loan in June 2006.

19
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
14. DEFERRED REVENUE

     In 2006, the Company received a total of $950,000 in payments from three unrelated companies as licensing fees. $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities in the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology; $150,000 from Classic Power Inc. as an initial payment on a Plant License for Guelph, Ontario, Canada; $200,000 from Renewable Oil Corporation Pty Ltd. (“ROC”) for a Master License to develop project opportunities in Australia and $100,000 from ROC as a deposit on an initial plant license.

     Deferred revenue is net of $330,000 advanced to entities controlled by Rika Ltd. (note 5) and a $100,000 long-term investment in ROC (note 10).

     All the above funds are non-refundable and have been recorded as deferred revenue.

15. SHARE CAPITAL

[a] Authorized share capital

     The Company’s authorized capital consists of an unlimited number of common shares with no par value and unlimited Class A preferred shares with no par value with each having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2006 and 2005.

[b] Issued and outstanding common shares

	Issued
	#	$
Balance, December 31, 2003	69,915,654	30,907,990
Issued for cash and proceeds received in prior year
Pursuant to private placement (iii)	16,906,913	5,825,691
Pursuant to exercise of stock options	569,284	180,314
Pursuant to exercise of warrants	188,333	50,583
Issued for settlement of fees payable (iii)	2,999,113	1,427,565
Issued for services (i)	2,425,641	1,322,145
Issued for SA Rights	124,860	75,489
Shares redeemed and cancelled	—	76,688
Balance, December 31, 2004	93,129,798	39,866,465
Issued for cash and proceeds received in prior year
Pursuant to private placement,
net of issuance costs (iii)	17,303,998	6,071,226
Pursuant to exercise of stock options	1,239,139	373,277
Pursuant to exercise of warrants	1,873,084	592,088
Issued for settlement of fees payable (iii)	3,347,869	1,836,047
Issued for services (i)	1,656,643	929,199
Issued on conversion of convertible debentures	4,364,013	2,038,951
Issued on conversion of project advance	342,287	166,003
Shares to be redeemed and cancelled (ii)	(44,956)	(23,780)
Balance, December 31, 2005	123,211,875	51,849,476
Issued for cash and proceeds received in prior year
Pursuant to private placement,
net of issuance costs (iii)	24,001,562	18,670,368
Pursuant to exercise of stock options	1,411,716	642,098
Pursuant to exercise of warrants	17,574,713	7,936,096
Issued for settlement of fees payable (iii)	2,394,907	3,036,562
Issued for services (i)	2,003,664	2,514,585
Issued on conversion of convertible debentures	1,723,339	726,056
Cancellation of Escrow Shares	(556,000)	(247,368)
Balance, December 31, 2006	171,765,776	85,127,873

[i]

The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards. For awards issued to employees and directors, the fair value is determined using the market price on the date of grant and for non-employees the fair value is determined using the market value on the date of completion of the services.

The Company issued shares issued for services are described below:

	Issued
	#	$
For the year end December 31, 2004
Shares issued for services:
Consulting services	2,393,459	1,303,005
Employees and directors	32,182	19,140
Total shares issued for services in 2004	2,425,641	1,322,145

For the year end December 31, 2005
Shares issued for services:
Consulting services	1,078,201	626,365
Share issuance costs	487,940	268,444
Employees, directors and officers	90,502	34,390
Total shares issued for services in 2005	1,656,643	929,199

For the year end December 31, 2006
Shares issued for services:
Consulting services	1,270,258	1,667,292
Share issuance costs	676,533	799,574
Employees, directors and officers	56,873	47,719
Total shares issued for services in 2006	2,003,664	2,514,585

[ii]

At December 31, 2006, the Company had nil [2005 - 44,956; 2004 - nil] common shares to be redeemed. The redeemable shares had a fair value of $nil [2005 - $23,780; 2004 - nil] which were issued as a partial payment of outstanding invoices returned to the Company as a result of the final settlement with a vendor.

[iii]

During the year ended December 31, 2006, the Company completed private placements for gross proceeds of $21,072,712 [2005 - $7,138,730; 2004 - $6,491,511]. Share issuance costs related to these private placements totaled $2,402,344 [2005 - $1,033,113; 2004 - $665,820], of which $232,722 [2005 - $35,041; 2004 - $385,035] was paid in cash and $2,169,622 [2005 - $998,072; 2004 - $280,785] was paid

20
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
15. SHARE CAPITAL (cont’d.)

in shares and warrants. Share issuance costs paid in shares were valued based on the quoted market price on the date of private placements. The fair value of the warrants were estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.06% (2005 – 3.58%; 2004 – 3.02%); dividend yield of 0% (2005 – 0%; 2004 – 0%); volatility factors of 54.5% (2005 – 61.5%; 2004 – 84.2%); and weighted average expected life of 2 years (2005- 2 years; 2004 – 2years). Pursuant to the private placement agreements in 2006, 9,082,305 Series S warrants [2005 – 7,006,257 series S warrants; 2004 –4,479,559 series Q warrants and 4,227,739 series S warrants] were issued in 2006 [note 15(f)].

In 2006, the Company also issued 2,394,907 [2005 -3,347,869; 2004 - 2,999,113] fully vested shares for settlement of fees payable with a total fair value of $3,036,562 [2005 - 1,836,047; 2004 - 1,427,565]. These shares were valued based on the quoted market price on the date of the settlement agreement. This resulted in a loss on settlement of accounts payable of $98,189 [2005 - $nil; 2004 - $nil]

[c] Shares to be issued

At December 31, 2006, the Company has 1,836,532 [2005 –4,673,439] common shares to be issued which are comprised of:

[i]

966,023 [2005 – 779,140] common shares which are to be issued to directors and non-employees for services rendered under compensation arrangements in 2006 with a fair value of $1,022,718 [2005 - $502,394].

[ii]	838,204 [2005 – 468,204] common shares which are to be issued to directors and officers as bonuses during the year with a fair value of $700,530 [2005 - $252,830].

[iii]

Nil common shares relating to a private placement commenced during the year ended December 31, 2006 [2005 – 2,826,095] and 32,305 [2005 - 600,000] common shares are related to exercise of warrants for gross proceeds of $18,091 [2005 - $342,000]. At December 31, 2006, the Company had received $nil [2005 - $1,957,000] in cash for these shares to be issued.

[iv]	Subscription receivable of $nil [2005 - $34,392] related to nil [2005 – 90,502] common shares issued to an officer in 2006.

[d] Escrow agreement

     In December 1995, the Company placed in escrow 1,232,000 shares, issued for nominal consideration, to be released from such escrow agreement as the Company achieves certain milestones. During 1999, the Board approved an amendment to the escrow agreement’s release provisions that applied to 676,000 of the shares held in escrow above. The amended release provisions were that 1/3 of the common shares in escrow were to be released upon the Company achieving each of a capitalized stock value of $30 million, $50 million and $100 million.

     During the year ended December 31, 2000, 450,666 of the common shares were released from escrow as the milestones were reached. In February, 2006 the Company’s market capitalization exceeded $100 million and as a result, the remaining 225,334 shares were released from escrow and were issued to the holders.

     In March 2006, 556,000 common shares were cancelled and returned to the Treasury as the milestone (one share for each $0.17 of “cash flow” as defined in the agreement) expired without being reached. Accordingly, the Company has reduced common share capital by $247,368, based on the average per-share amount of the common shares at the date of cancellation, with a corresponding increase to contributed surplus.

     As at December 31, 2006, nil [2005 - 781,334] common shares are held in escrow.

[e] Stock options

At December 31, 2006, the following stock options to directors, employees and non-employees were outstanding:

		Options Outstanding		Options Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
Range of	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Prices	2006	Life	Price	2006	Price
$0.20 - $0.23	4,885,617	6.58 years	$0.21	4,885,617	$0.21
$0.33 - $0.50	9,536,833	5.18 years	$0.47	9,406,833	$0.47
$0.58 - $0.90	574,583	2.45 years	$0.58	574,583	$0.58
$1.00 - $1.35	1,020,000	4.93 years	$1.21	132,500	$1.01
$1.50 - $1.60	872,500	2.63 years	$1.59	872,500	$1.59
	16,889,533	4.81 years	$0.50	15,872,033	$0.46

     From time to time, the Company has provided incentives in the form of stock options to the Company’s directors, officers, employees and others. The Company has reserved 25,764,866 [2005 - 18,488,525] (15%) of its common shares for issuance upon the exercise of stock options of which at December 31, 2006, 8,875,333 [2005 - 4,575,275] are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee of the Company’s Board of Directors. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant.

     Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. of	Weighted
	Common	Average
	Shares Issuable	Exercise Price
	#	$
Balance, December 31, 2003	10,015,988	0.41
Options issued	3,393,769	0.36
Options forfeited or expired	(900,750)	0.70
Options exercised	(569,284)	0.32
Balance, December 31, 2004	11,939,723	0.38
Options issued	4,068,916	0.48
Options forfeited or expired	(856,250)	0.72
Options exercised	(1,239,139)	0.30
Balance, December 31, 2005	13,913,250	0.39
Options issued	4,665,999	0.82
Options forfeited or expired	(278,000)	0.66
Options exercised	(1,411,716)	0.45
Balance, December 31, 2006	16,889,533	0.50

21
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
15. SHARE CAPITAL (cont’d.)

     During 2005, the Company reduced the expiry date of 400,000 options issued to officers from the original expiry date of three years to two years.

     During 2004, the Company extended the expiry date of 6,606,617 options issued to officers from the original expiry date for an additional period of five years.

     The weighted-average fair value of options granted in 2006 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $0.58, $0.54, and $0.78 respectively [2005 - $0.58, $0.54, and $0.46; 2004 - $nil, $0.40 and $0.41] .

     Compensation expense recognized for options granted or modified in 2006 or prior periods was $1,933,233 (2005 -$2,103,328; 2004 - $2,680,175). The fair value of stock options and warrants granted in 2006 is estimated at the measurement date using the Black Scholes option pricing model with the following weighted average assumptions: Risk free interest rate of 4.12% (2005 – 3.7%; 2004 – 4.3%); dividend yields of 0% (2005 – 0%; 2004 –0%); volatility factors of the expected market price of the Company’s common stock of 60.5% (2005 – 79.9%; 2004 – 92.7%); and weighted average expected life of the option of 3.8 years (2005 – 6.5 years; 2004 – 4.9 years).

     Expected volatilities are based on historical volatility of the Company’s stock using available data and other factors. The risk-free interest rate is based on Canadian Treasury Instruments. As the Company does not currently pay cash dividends on common stock and does not anticipate doing so in the foreseeable future, the expected dividend yield is zero. The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected life of the options approximates the full term of the options.

[f] Common share purchase warrants

     At December 31, 2006 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date
Series Q Warrants	3,545,203	$0.20 to $0.75	January 12, 2007 to August 31, 2008 (note 24)
Series R Warrants	2,500,000	$0.20	August 31, 2008
Series S Warrants	19,286,163	$0.44 to $2.06	January 4, 2007 to May 31, 2011 (note 24)
Series U Warrants	946,348	$0.46 to $0.53	September 22, 2008 to January 21, 2009
Total	26,277,714

Summary of warrants exercised and issued during the year end:

Number of Common Shares Issuable
				via Warrants
			via Warrants	cancelled or
		via Warrants	exercised	expired
	at December	Issued during	during the	during the	at December
Series	31, 2005	the year	year	year	31, 2006	Exercise Price
P Warrants	3,735,482	—	(3,735,482)	—	—	$0.40
Q Warrants	10,357,295	—	(6,811,757)	(335)	3,545,203	$0.20 to $0.75
R Warrants	2,500,000	—	—	—	2,500,000	$0.20
S Warrants	15,998,808	9,532,275	(5,906,032)	(338,888)	19,286,163	$0.44 to $2.06
T Warrants	312,500	—	(312,500)	—	—	$0.49
U Warrants	1,207,252	548,038	(808,942)	—	946,348	$0.46 to $0.53
	34,111,337	10,080,313	(17,574,713)	(339,223)	26,277,714

     Of 26,277,714 outstanding warrants, 25,638,047 warrants are vested. 14,086,502 of the Series Q, S, and T warrants are callable by the Company for $0.001 to $0.01 per warrant on 30 days notice. 409,618 of the Series Q warrants are callable by the Company for $0.001 to $0.01 per warrant on 30 days notice. 1,100,000 of the Series S warrants are callable by the Company for $0.001 to $0.01 per warrant on 30 days notice as soon as the Company’s shares have closed at or above $2.00 for 20 consecutive trading days. 8,451,594 of the Series S and U warrants are callable by the Company for $0.001 to $0.01 per warrant on 30 days notice as soon as the Company’s shares have closed at or above $3.00 for 20 consecutive trading days.

(1)

The Series P warrants were issued as part of a private placement and for services of non-employees. These warrants vested upon successful completion of the private placement and as services were performed respectively. During the year ended December 31, 2004, pursuant to various private placements agreement, the Company issued 2,700,000 Series P warrants with an exercise price of $0.40 per share, expiring on April 1, 2006. In 2006, all Series P warrants were exercised.

(2)

The Series Q warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. In 2002, 818,418 Series Q warrants were issued as part of a loan agreement to certain directors of the Company. In 2006, 6,811,757 [2005 - 1,134,793] warrants were exercised at a weighted average price of $0.37 [2005 - 0.31] per share.

(3)

The 2,500,000 Series R warrants were issued as part of a loan financing in 2003 at an exercise price of $0.20 per share. As at December 31, 2006, the warrants continue to be exercisable and outstanding.

(4)

The Series S warrants were issued during the year as part of a private placement for cash and services. Of the 9,532,275 [2005 – 11,088,569] warrants issued, 9,082,305 [2005 – 7,006,257] were issued in relation to private placements. The remainder of the warrants were issued for issuance costs. These warrants vested upon successful completion of the private placement and as services were performed.

(5)

The Series T warrants were issued as a part of a loan agreement in 2004 and the warrants vested immediately upon issue. In 2006, 312,500 [2005 - nil] warrants were exercised at a weighted average price of $0.49 [2005 – nil] per share. In 2006, all Series T warrants were exercised.

(6)

In 2006, 548,038 [2005 - 1,207,252] Series U warrants were issued during the year as a part of conversion of convertible debentures. These warrants vested immediately upon issue with a weighted average exercise price of $0.49 [2005 - $0.51].

Compensation expense recognized for warrants issued during 2006 was $1,152,368 [2005 - $707,166; 2004 - $601,250].

22
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
15. SHARE CAPITAL (cont’d.)

[g] Stock appreciation rights

     In 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights (“SA Rights”) for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant. The SA Rights have vested as the Company achieved stock value targets as defined in the agreement.

     The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

     At December 31, 2006, 300,000 [December 2005 - 300,000] SA Rights were outstanding and 300,000 [December 2005 -200,000] were vested. These 300,000 SA Rights, with an initial value of $0.40, expire on December 31, 2008. There were no SA Rights issued, redeemed or forfeited during the past three year period.

[h] Contributed surplus

     The following is a continuity of contributed surplus for the respective periods:

Contributed
Surplus
$
Balance, December 31, 2003	4,815,679
Effect of change in accounting policy {note 3}	797,602
Fair value of warrants related to convertible debentures	522,550
Fair value of warrants related to long-term debt	167,010
Stock-based compensation expense	3,281,425
Balance, December 31, 2004	9,584,266
Fair value of warrants related to convertible debentures	652,398
Stock-based compensation expense	2,810,494
Balance, December 31, 2005	13,047,158
Escrow shares cancelled/forfeited	247,368
Loss on sale of subsidiary	420,400
Stock-based compensation expense	3,085,601
Balance, December 31, 2006	16,800,527

[i] Stock based compensation and payment

     The Company has recorded stock based compensation and payment as follows:

	2006	2005	2004
	$	$	$
Balance sheet items
Property, plant and equipment	1,941,324	327,533	350,812
Share issue costs	2,169,622	996,876	280,785
Accounts payable	969,261	492,136	17,893
Other assets	100,637	—	—
	5,180,844	1,816,545	649,490
Income statement items
Marketing and business development	179,917	477,079	108,000
General and administrative	2,571,175	2,327,161	3,835,201
Loss on settlement of accounts payable	98,189	—	—
Research and development	1,586,498	892,817	787,403
Interest expense and other	14,408	67,970	97,200
	4,450,187	3,765,027	4,827,804

Total stock based compensation
and payment	9,631,031	5,581,572	5,477,294

[j] Basic and diluted loss per common share

	2006	2005	2004

Numerator
Net loss	$(14,252,382)	$(11,997,344)	$(9,916,215)

Denominator
Weighted average number of
common shares outstanding	153,685,553	108,790,519	81,760,633
Escrowed shares	—	(781,334)	(781,334)
	153,685,553	108,009,185	80,979,299

Basic and diluted loss per
common share	$(0.09)	$(0.11)	$(0.12)

16. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following future minimum annual lease commitments for premises and equipment:

$
2007	932,000
2008	244,000
2009	132,000
2010	58,000
2011	53,000
2012 and after	233,000
1,652,000

     Pursuant to employment agreements with certain officers of the Company, which expire between May 31, 2007 and July 31, 2011, the Company is obligated to pay the full term of contract in the event of the officers’ early termination. As at December 31, 2006, the compensation obligation payable over the next four years amounts to $3,944,913 (2005 - $5,308,806).

     In connection with the Company’s West Lorne project upgrade and construction advances related to the 200TPD plants (see note 6), the Company has outstanding construction commitments of approximately $8.2 million.

23
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
16. COMMITMENTS AND CONTINGENCIES (cont’d.)

Contingencies

     In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required.

Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

17. RELATED PARTY TRANSACTIONS

     The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. In addition to the transactions described in note 15, the Company had the following transactions with related parties:

[a]

Consulting fees and salaries of $1,763,575 for the year ended December 31, 2006 [2005 - $1,940,421; 2004 - $3,053,332] have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $543,122 [2005 - $974,392; 2004 - $2,288,556] paid by stock based compensation [note 15(b)(i)].

[b]

Consulting fees and share issue costs of $nil for the year ended December 31, 2006 [years 2005 - $87,395; 2004 - $574,326] have been paid to a shareholder of the Company. Included in the amount above, is $nil [2005 - $1,113; 2004 - $513,958] paid by stock based compensation [note 15(b)(i)].

[c]

As at December 31, 2006, $nil [2005 - $82,529; 2004 - $136,370] was advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company’s BioOil technology and related products. The joint venture had not been formalized and the advance was written-off on December 31, 2005.

[d]	The amounts due from/to related parties, which are non- interest bearing, unsecured and due on demand, are comprised of the following:

	2006	2005
	$	$
Receivable
Due from directors and officers	5,925	11,926

Payable
Due to directors and officers	1,218,932	1,005,447

18. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

     As at December 31, 2006, the Company has loss carryforwards of approximately $44,369,000 to apply against future taxable income in Canada ($40,711,000) and the United Kingdom ($3,658,000) and $1,121,000 and $494,000 of federal and provincial investment tax credits respectively available for future use in Canada. The United Kingdom loss carryforwards can be carried forward indefinitely. The Canadian losses and investment tax credits expire as follows:

	Federal Investment	Provincial Investment	Loss
	Tax Credits	Tax Credits	Carryforwards
	$	$	$

2007	115,000	—	4,744,000
2008	25,000	—	5,386,000
2009	49,000	8,000	3,974,000
2010	167,000	94,000	4,614,000
2011	197,000	109,000	—
2012	54,000	30,000	—
2013	58,000	32,000	4,352,000
2014	456,000	221,000	8,506,000
2026	—	—	9,135,000
	1,121,000	494,000	40,711,000

     In addition, the Company has scientific research and experimental development expenditures of approximately $5,892,000 [2005 - $4,898,600] that can be carried forward indefinitely to apply against future taxable income in Canada.

     Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company’s future tax assets as of December 31, 2006 and December 31, 2005 are as follows:

	2006	2005
	$	$

Loss carryforwards	16,053,000	13,594,000
Research and development deductions and credits	3,160,000	2,018,000
Property, plant and equipment	1,492,000	1,069,000
Financing costs	896,000	655,000
Total future tax assets	21,601,000	17,336,000
Valuation allowance	(21,601,000)	(17,336,000)
Net future tax assets	—	—

     The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $986,000 (2005 -$1,044,000), representing the tax effect of losses which expired during the year.

     The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of “more likely than not” under the asset and liability method of tax

24
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
18. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES (cont’d.)

allocation. Accordingly, no future tax assets have been recognized as at December 31, 2006 and 2005 and no income tax provision or benefit has been provided for any of the periods presented. Had a tax benefit been provided, the Company’s expected effective tax rate for the reversal of the tax benefit would be 34.18%, 34.12% and 35.62% in 2006, 2005 and 2004, respectively.

     The Company’s future tax assets include approximately $896,000 [2005 - $426,000] related to deductions for share issuance costs, in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Loss.

19. SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005	2004
Net change in non-cash working capital	$	$	$

Receivables	(442,216)	153,693	(90,890)
Prepaid expenses and deposits	(237,452)	(49,305)	(96,852)
Accounts payable and accrued liabilities	(12,244)	29,445	2,274,898
Deferred revenue	520,000	—	—
	(171,912)	133,833	2,087,156

Interest paid
Short-term interest paid	174,257	131,971	26,000

For stock based non-cash investing and financing activities, see note 15(i).

20. GOVERNMENT ASSISTANCE

     Government assistance received during the year ended December 31, 2006 in the amount of $1,559,085 [2005 -$1,664,640; 2004 - $3,611,412] has been recorded as a reduction of expenditures.

Government assistance applied to:	2006	2005	2004
	$	$	$

Property, plant and equipment and other	1,331,964	853,673	2,829,117
Research and development	227,121	782,423	765,106
Other expenses	—	28,544	17,189
Total	1,559,085	1,664,640	3,611,412

[a]	Technology Partnerships Canada

During 1997, the Company entered into a contribution agreement with Industry Canada-Technology Partnerships Canada (TPC) whereby the Company is entitled to receive a maximum of approximately $7 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2005 based on royalties from sales of specified products resulting from the project to a maximum of $13.7 million (Cdn$16 million) or until the expiration of contract on December 31, 2014. As at December 31, 2006, the Company has received $6.0 million (Cdn$7.0 million) under these agreements. In 2006, the Company received $640,852 [2005 - $1,007,318; 2004 - $800,000] from TPC. As at December 31, 2006, $1,087,910 [2005 - $627,582; 2004 - $236,548] is included in government grants receivable. As the Company has not achieved commercial viability and no revenue has been recorded from the project, no repayment has been made and no amount accrued for TPC assistance as at year end.

[b]	Sustainable Development Technology Canada

On March 5, 2004 the Company signed a Contribution Agreement with Sustainable Development Technology Canada (“SDTC”) whereby SDTC will contribute $4.3 million (Cdn$5 million) to the capital cost of the Company’s West Lorne 100 tonne per day BioOil co-generation project development. This amount is a grant and is accounted for as a reduction in the capital cost of the project. During 2006, the Company received payment of $428,669 (Cdn$ 500,000) [2005 - $657,322 (Cdn$ 796,478); 2004 - $3,056,468 (Cdn$3,703,522)] from SDTC.

25
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
21. RESEARCH AND DEVELOPMENT

The breakdown of the research and development is as follows:

	2006	2005	2004
	$	$	$
Research & development expenditures	4,629,465	3,586,855	3,670,936
Less: government assistance	(227,121)	(782,423)	(765,106)
Less: Product sales - BioOil	(123,594)	—	—
Less: Product sales - Electricity	(30,966)	—	—
Total	4,247,784	2,804,432	2,905,830

22. SEGMENTED INFORMATION

     In 2006 the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialization of its technology. BioOil Power Generation is biomass-to-energy technology that converts low value forest residues and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

     For the years ended December 31, 2006, 2005 and 2004 the Company recorded no revenue.

23. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which conform in all material respects to those in the United States (“U.S. GAAP”), except as follows:

[i]

Under U.S. GAAP, the excess, if any, between the fair value of the shares in escrow and the carrying value, will be recorded as compensation expense upon release from escrow. Under Canadian GAAP, shares released from escrow do not give rise to compensation expense.

[ii]

Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees. The effect of retroactively applying, without restatement, the fair value based method of stock-based compensation to options granted to employees rather than the previously noted intrinsic method was to increase the deficit as at January 1, 2004 by $797,602 with the corresponding increase to contributed surplus. Beginning January 1, 2006, the Company adopted the recommendations of the Statement of Financial Accounting Standards No. 123R, “Accounting for Stock-based Compen- sation” (“SFAS 123R”), and has applied the recommendations of this standard using the modified prospective method. Under this application, the Company is required to record compen- sation expense for all awards granted or modified after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Accordingly, no prior periods were restated or cumulative adjustments recorded upon the adoption of this standard. Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation plans under the intrinsic value method of accounting as defined by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and applied the disclosure provisions of Statement No. 123, “Accounting for Stock-based Compen- sation”, as amended.

For years ending prior to December 31, 2006, if the exercise price of an employee stock option award is not fixed in the functional currency of the Company or in the currency the employee is paid, the award is accounted for as a variable award until the award is exercised, forfeited, or expires unexercised. The Company measures compensation as the amount by which the quoted market value of the common shares of the Company’s stock covered by the grant exceeds the option price, compensation arising from changes in the market price are included in the measurement of loss.

[iii]

Under US GAAP, the conversion feature of the convertible debt issued by the Company meets the criteria to be classified as equity. As a result, the Company follows Emerging Issue Task Force (“EITF”) No. 00-27 and records the proceeds of the convertible debts based on the relative fair value of the convertible debt, the contingent warrants issuable upon conversion and any detachable warrants. In accordance with Issue 15 of EITF 00-27, at the time of conversion, the contingent warrants that were issued upon conversion of the convertible debenture should be recognized. As a result of the difference in the calculation of relative fair value for the allocation of proceeds under Canadian and US GAAP, the carrying value of the convertible debt liability under US GAAP should be increased by $56,077 with a corresponding decrease in shareholders’ equity. Additional interest expense as a result of recognition of contingent warrants less the effect of the reduction of accretion of interest was adjusted to the Consol- idated Statements of Loss under US GAAP. In addition, in accordance with Issue 10 of EITF 00-27, the commitment date

26
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
23. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

of the convertible instruments related to the paid-in-kind (PIK) accrued interest should be the date the interest was accrued. As a result, an additional beneficial conversion feature (“BCF”) was calculated on these convertible instruments issued for PIK accrued interest on the convertible debentures that were outstanding as at December 31, 2005, amounting to $14,490 for the year ended December 31, 2005. No accretion on this additional BCF was included in the net loss for US GAAP purposes as it is immaterial given the short time period that the convertible debentures were outstanding. Additional BCF on the convertible instruments related to the PIK accrued interest for the convertible debentures that were converted during the fiscal year 2005 was calculated as $27,943. The full amount was charged to interest expense upon the conversion of the debentures.

During the year ended December 31, 2006, the Company settled the remaining convertible debentures as described in note 11. As a result, the Company accreted the remaining debt discount, which under US GAAP, resulted in an additional accretion expense of $81,560, which includes the recognition of the contingent warrants issuable upon conversion of the debenture. The Company has determined there was no additional BCF on the convertible instruments related to the PIK accrued interest for the convertible debentures that were converted during the fiscal year 2006.

[iv]

Under Canadian GAAP, the Company can capitalize start-up or pre-operating costs until commercial production is established. Under US GAAP, any pre-operating costs or deferred expenses related to start-up operations are expensed as incurred. For the year ended December 31, 2006, this difference resulted in write-off of $100,637 (2005 - $nil; 2004 - $nil) under US GAAP.

[iv]

For U.S. GAAP purposes, the Company presents the disclosure requirements of Financial Accounting Standard No. 130 (“SFAS 130”) in these consolidated financial statements. SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. Other accumulated comprehensive income comprises only the cumulative translation adjustment.

[v]	New Accounting Pronouncements

SFAS No. 155

     In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value re-measurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of the provisions of SFAS 155.

SFAS No. 154

     In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company has determined the adoption of this pronouncement did not have a material impact on the Company’s financial statements.

SFAS No. 157

     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the provisions of SFAS No. 157.

FIN 48

     In June 2006, FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FAS No. 109)” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition

27
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
23. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in FAS No. 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact FIN 48 will have on the Company’s consolidated balance sheet and statement of operations.

SAB 108

     In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statements whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for fiscal years ending after November 15, 2006 (the Company’s fiscal year ending December 31, 2006). The Company has determined that SAB 108 did not have a material impact on its consolidated financial statements.

     If US GAAP were followed, the significant variations on the consolidated statements of loss and comprehensive loss would be as summarized in the table below.

	2006	2005	2004
	$	$	$

Loss for the year, Canadian GAAP	(14,252,382)	(11,997,344)	(9,916,215)
Adjustment for release of escrow shares (i)	(235,068)	—	—
Adjustment for stock based compensation (ii)	—	(934,131)	1,511,031
Adjustment to accretion of interest expense (iii)	(81,560)	(193,249)	—
Adjustment for other assets (iv)	(100,637)	—	—
Loss for the year, US GAAP	(14,669,647)	(13,124,724)	(8,405,184)

Unrealized gain/(losses) on foreign
currency translation	(354,810)	219,713	35,733
Comprehensive loss for the year, US GAAP	(15,024,457)	(12,905,011)	(8,369,451)

Weighted average number of common
shares outstanding	153,685,553	108,009,185	80,979,299

Basic and diluted loss per common
share, U.S. GAAP	(0.10)	(0.12)	(0.10)

	2006	2005
	$	$
Total assets, Canadian GAAP	38,093,699	16,962,573
Adjustment for other assets (iv)	(100,637)	—

Total assets, US GAAP	37,993,062	16,962,573

	2006	2005
	$	$
Total liabilities, Canadian GAAP	6,958,287	8,670,165
Adjustment for allocation of proceeds of convertible debt (iii)	—	41,587
Adjustment for accretion of interest expense (iii)	—	(18,775)

Total liabilities, US GAAP	6,958,287	8,692,977

	2006	2005
	$	$
Total shareholders’ equity, Canadian GAAP	29,780,489	8,292,408
Adjustment for allocation of proceeds of convertible debt (iv)	(100,637)	—
Adjustment for allocation of proceeds of convertible debt (iii)	—	(41,587)
Adjustment for accretion of interest expense (iii)	—	18,775

Total shareholders’ equity, US GAAP	29,679,852	8,269,596

     The non-controlling interest, and cash flows under accounting principles generally accepted in Canada are the same as the non-controlling interest, and cash flows under the accounting principles generally accepted in the United States.

28
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
24. SUBSEQUENT EVENTS

a)

Subsequent to the year end, during the period from January 1 to April 17, 2007, the Company issued 2,280,259 common shares for total proceeds of $2,480,900, relating to a private placement commencing during the first quarter of 2007. In addition during the period from January 1 to April 17, 2007, the Company received $4,373,000 on the exercise of 744,166 options and 6,851,049 warrants.

b)

On April 5, 2007 the Company entered into certain amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, Dynamotive agreed to pay for the purchase and installation of a char based boiler system and related char delivery infrastructure. The terms include an immediate payment of $500,000 to Erie and a further $359,000 to Erie in equal monthly payments plus 8% interest, over the next 10 years for the purchase of the boiler.

25. COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

29
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

OFFICERS AND DIRECTORS
(As of May 2007)

OFFICERS OF THE COMPANY	BOARD OF DIRECTORS	DIRECTORS AT LARGE

RICHARD CHEN-HSING LIN	COMMITTEE MEMBERSHIP INDICATED BY	CHIH-LIN CHU
CHAIRMAN AND	NUMBERS FOLLOWING NAMES	GENERAL MANAGER
PRESIDENT-OPERATIONS, CHINA		CHINA STRATEGIC HOLDINGS LIMITED
VANCOUVER BC CANADA	RICHARD CHEN-HSING LIN (2)(3)	HONG KONG CHINA
CHAIRMAN AND
ROBERT ANDREW KINGSTON	PRESIDENT-OPERATIONS,CHINA	SHING-CHENG HONG (1)
PRESIDENT AND	VANCOUVER BC CANADA	CHAIRMAN
CHIEF EXECUTIVE OFFICER		GIGA VENTURE PARTNERS & CO.
VANCOUVER BC CANADA	ROBERT ANDREW KINGSTON (3)	TAIPEI TAIWAN
PRESIDENT AND
BRIAN RICHARDSON	CHIEF EXECUTIVE OFFICER	DESMOND RADLEIN, PH.D. (1) (2) (3)
CHIEF FINANCIAL OFFICER	VANCOUVER BC CANADA	WATERLOO ON CANADA
WEST VANCOUVER BC CANADA
CURTIN WINSOR, JR., PH.D. (1) (2)
ANTON KUIPERS		CHAIRMAN
VICE PRESIDENT STRATEGIC INITIATIVES		AMERICAN CHEMICAL SERVICES COMPANY
VANCOUVER BC CANADA		MCLEAN VA USA

JAN BARYNIN		GEORGE TERWILLIGER III (1)
VICE PRESIDENT, ENGINEERING		SENIOR PARTNER
VANCOUVER BC CANADA		WHITE & CASE LLP
ALEXANDRIA VA USA
LAURA SANTOS
CORPORATE SECRETARY		ALL DIRECTORS ARE ELECTED ANNUALLY AT
RICHMOND BC CANADA		THE COMPANY’S ANNUAL MEETING OF
STOCKHOLDERS.
JEFFREY LIN
VICE PRESIDENT, BUSINESS DEVELOPMENT		Committees of the Board of Directors
CHINA AND JAPAN		1. Audit Committee
VANCOUVER BC CANADA		2. Compensation Committee
3. Executive Committee
ROBERT NIGEL HORSLEY
EXECUTIVE DIRECTOR OF COMMUNI-
CATIONS AND INVESTOR RELATIONS
VANCOUVER BC CANADA

30
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

CORPORATE INFORMATION
(as of May 2007)

CORPORATE OFFICES	BANKERS	STOCK LISTING

Corporate Headquarters	Canadian Imperial Bank of Commerce	The Company’s common shares are
230-1700 West 75th Avenue	6011 No. 3 Road	currently listed on the OTCBB under
Vancouver BC Canada	Richmond BC Vancouver	the
V6P 6G2	V6Y 2B2	trading symbol DYMTF
604-267-6000 Telephone	Tel: 604-665-6128 Telephone
604-267-6005 Facsimile	Fax: 604-278-7631 Facsimile	ANNUAL MEETING

TRANSFER AGENTS AND		The 12th Annual General Meeting will
REGISTRARS	INDEPENDENT AUDITORS	be held on Friday, June 22, 2007 at
2:00 p.m.
Computershare Investor Services Inc.	BDO Dunwoody LLP
Stock Transfer Services	Vancouver BC Canada	Lang Michener LLP
Vancouver BC Canada V6C 3B9		Board Room
(604) 661 0246 Telephone	Investor Relations	1055 West Georgia Street
(604) 683-3694 Facsimile		Vancouver BC V6E 4N3
To obtain additional information about
Computershare Investor Services Inc.	the Company or to be placed on the
Golden, CO	Company’s list for future news release
USA 80401	and financial reports, contacts:
(303) 262 0600 Telephone
(303) 262 0700 Facsimile	DynaMotive Energy Systems
Corporation
Investors Relations
230-1700 West 75th Avenue
Vancouver BC Canada V6P 6G2
(604) 267 6000 Telephone
(877) 863 2268 Toll Free
(604) 267 6005 facsimile
info@dynamotive.com email
www.dynamotive.com website

31
DYNAMOTIVE ENERGY SYSTEMS CORPORATION	ANNUAL REPORT TWO THOUSAND AND SIX

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230-1700 West 75th Avenue
Vancouver, British Columbia
Canada V6P 6G2
www.dynamotive.com